November 23, 2010

Dear Shareholder:

Further to our management information circular dated as at November 12, 2010 (the “Information Circular”) for use at the annual general and special meeting of shareholders to be held on December 15, 2010, Crosshair Exploration & Mining Corp. (“Crosshair” or the “Company”) would like to bring to your attention an amendment to the Information Circular as required by the TSX.  All capitalized words used but not defined herein have the same meaning as in the Information Circular.  As noted in the Information Circular, the Agent is being paid a commission equal to 7% of the gross proceeds of the private placement and being issued the Broker Warrants, which are exercisable into Units at a price of $0.70 per Unit.  The rules of the TSX require that any warrants with an exercise price below the then current market price of the Common Shares of the Company require shareholder approval for their exercise.  As the then current market price of the Common Shares was determined to be $0.84 per share, and pursuant to a conditional approval letter from the TSX, the TSX requires shareholder approval for the exercise of Broker Warrants in connection with the Company’s Offering.  If shareholder approval is not received and the Subscription Receipts are not converted, the only Broker Warrants will be those issued in relation to the Flow Through Private Placement which will then be exercisable at $0.21.

Further, TSX requires that we update our disclosure in respect of the Offering by noting that the number of Common Shares being issued and made issuable on conversion of the Subscription Receipts represents approximately 60.8% of the outstanding Common Shares of the Company and, when included with the number of Common Shares issued and made issuable pursuant to the acquisition of the Juniper Ridge Property and the Flow Through Private Placement the total number of Common Shares of the Company issued and made issuable represents approximately 100% of the outstanding Common Shares of the Company.

Therefore, in connection with the Company’s Offering, the resolution under the heading “Shareholder Approval” on page 28 of the Information Circular is removed in its entirety and replaced with the following:

“BE IT RESOLVED THAT:

(a)
The private placement (the “Private Placement”) issuance of an aggregate of up to 40,000,000 subscription receipts of the Company (the “Subscription Receipts”) at $0.175 per Subscription Receipt, for gross aggregate proceeds of up to $7,000,000 is hereby approved and ratified.

(b)
Upon satisfaction of the Release Conditions and without payment of additional consideration or further action, the issuance by the Company of one-quarter (¼) of one unit of the Company (the “Units”) for every Subscription Receipt, with each whole Unit consisting of one post-Consolidation Common Share and one common share purchase warrant (the “Warrants”), with each Warrant exercisable to acquire one post-consolidation Common Share at an exercise price of $1.00 for a period of 24 months after the closing date of the Private Placement, is hereby approved and ratified.

(c)
In connection with the Offering, the issuance of up to an aggregate of 1,375,000 Broker Warrants of the Company (as calculated on a post-Consolidation basis), with each Broker Warrant exercisable at a price of $0.70 for one Unit consisting of one post-Consolidation Common Share and one Warrant, with each Warrant exercisable to acquire one post-consolidation Common Share at an exercise price of $1.00 for a period of 24 months after the closing date of the Private Placement, is hereby approved and ratified.

(c)
Any one Director or Officer of the Company is hereby directed and authorized to take all necessary actions, steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this Resolutions, including the filing of all necessary documents with regulatory authorities including the Toronto Stock Exchange and NYSE Amex.”

For more information on Crosshair, please visit the website at: www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
Executive Chairman
T: 604-681-8030
F: 604-681-8039
E: info@crosshairexploration.com
www.crosshairexploration.com